Exhibit 99.1

Glass House Brands to Hold 2nd Annual Investor Sesh on Friday, June 23rd

-We are very proud of this one-of-a-kind event in the cannabis industry, which is designed to provide transparency and a big ‘Thank You’ to our loyal shareholders

LONG BEACH, CA and TORONTO, April 27, 2023 // -- Glass House Brands Inc. (“Glass House” or the Company”) (NEO: GLAS.A.U and GLAS.WT.U) (OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will be holding its 2nd Annual Investor Sesh at the Camarillo SoCal facility – one of the largest cannabis farms in the US – on Friday, June 23, 2023.

“Last year, for our first annual shareholders meeting as a public company, we hosted our inaugural Investor Sesh - a day of investor appreciation,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House Brands. “This year, we continue the tradition with our 2nd Annual Investor Sesh, held at our Camarillo SoCal facility – the largest cannabis farm in the US. The event will again include our annual general meeting and a Q&A session with Kyle and Graham along with our entire C-Suite and Head of Investor Relations. We are very proud of this one-of-a-kind event in the cannabis industry, which is designed to provide transparency and a big ‘Thank You’ to our loyal shareholders, and I warmly welcome all Glass House investors to join us and hope to see you on June 23rd!”

Interested investors can click here to formally register to attend, and to sign up for a greenhouse tour slot. More details will be provided in your registration confirmation email.

About Glass House Brands Inc.

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands Inc. is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, risk factors outlined in the Company’s Annual Information Form for the year ended December 31, 2022. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operation.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

Reed.Anderson@icrinc.com